January 11, 2006


Mail Stop 4561

Mr. Anthony B. Waters
Chief Financial Officer
InnSuites Hospitality Trust
InnSuites Hotels Centre
1615 E. Northern Avenue, Suite 102
Phoenix, Arizona 85020

Re:	InnSuites Hospitality Trust
	Form 10-K for the year ended January 31, 2005
      Form 10-Q for the quarter ended April 30, 2005
      Form 10-Q for the quarter ended July 31, 2005
      Form 10-Q for the quarter ended October 31, 2005
	File No. 1-07062

Dear Mr. Waters:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 13

1. Please revise your discussion of cash flows provided by operating activities to discuss the underlying drivers impacting the changes in working capital. Refer to SEC Release 33-8350.


Contractual Obligations, page 16

2. Please revise your disclosure to include interest in your table or a discussion in the text. Refer to SEC Release 33-8350.

Consolidated Financial Statements

Note 19 - Properties Held for Sale and Sale of Hotel Properties

3. With respect to your hotel properties held for sale and sold during the year, please tell us how you analyzed the conditions outlined in paragraph 42 of SFAS 144 in evaluating whether the properties qualified for reporting as discontinued operations. In addition, please advise us and expand your accounting policy disclosure to clarify how you determine whether the disposal of hotel properties should be accounted for as discontinued operations. If the reason these properties were not accounted for as discontinued operations was because of the registrant`s continuing involvement with those properties as outlined in EITF 03-13, please clarify that to us and expand your accounting policy in future filings to clarify this. Please note that each property disposition typically represents a component of the business and as such is accounted for as discontinued operations under SFAS 144.

Item 9A - Controls and Procedures, page 48

4. We note the statement that your principal executive officer and principal financial officer concluded, "except as described below," that the Trust`s disclosure controls and procedures are effective. Given the exceptions noted, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you may state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you may state that given the identified matters, your disclosure controls and procedures are not effective.
You may not, however, state that your disclosure controls and procedures are effective except to the extent they are not effective.





Form 10-Q for the quarter ended July 31, 2005

Consolidated Financial Statements

Note 6 - Sale of Hotel Property, page 9

5. We note that the gain on the sale of your Phoenix, Arizona hotel
was recorded as a capital contribution due to the relationship between Wirth and the Trust. Please clarify for us your basis in GAAP for accounting for the gain on this transaction as a capital
transaction.   Clarify to us if the appraised value of the
property
was not considered to be a reliable estimate of the fair value of the property, and if so, explain why. If the accounting was based on your conclusion that Phoenix Northern Resort LLC and the Trust are under the common control of Mr. Wirth, clarify to us how the criteria of EITF 02-5 were met. In addition, describe to us the nature of any continuing involvement the registrant has with the sold hotel and how that continuing involvement was considered in the context of whether a sale should be recognized under SFAS 66.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3498 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant

Mr. Anthony B. Waters
InnSuites Hospitality Trust
January 11, 2006
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